SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Axion International Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

05462D 10 1
(CUSIP Number)

MLTM Lending, LLC
4922A St. Elmo Ave.
Bethesda, MD 20814
Telephone: (301) 654-2100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05462D 10 1	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MLTM Lending, LLC Tax ID No.: 46-0891147
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	7,317,218 (1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	7,317,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,317,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,658,609 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 3,658,609 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

(2)	Based on 26,188,550 shares of common stock outstanding as of August 27, 2012, plus (i) 3,658,609 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and (ii) 3,658,609 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

Page 2 of 10 Pages

CUSIP No. 05462D 10 1	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ML Dynasty Trust Tax ID No.: 54-6507033
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	7,317,218(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	7,317,218(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,585,496 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,658,609 shares of common stock issuable to MLTM Lending, LLC upon conversion of the Issuer’s 8.0% convertible promissory note held by MLTM Lending, LLC, and 3,658,609 shares of common stock issuable to MLTM Lending, LLC upon exercise of the Issuer’s warrant to purchase common stock held by MLTM Lending, LLC.

(2)	Represents the 90% pecuniary interest held by the ML Dynasty Trust in the shares of common stock referenced in this Schedule 13D.

Page 3 of 10 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Common Stock”), of Axion International Holdings, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 180 South Street, Suite 104, New Providence, New Jersey.

Item 2.	Identity and Background.

MLTM Lending, LLC (“MLTM”) and the ML Dynasty Trust (the “Trust”) have entered into a Joint Filing Agreement, dated September 4, 2012, a copy of which is filed herewith and pursuant to which MLTM and the Trust have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. MLTM and the Trust may collectively be referred to herein as the “Reporting Persons.”

MLTM is a Maryland limited liability company. It is managed by the majority of its members and the Trust holds a 90% equity interest in MLTM. The trustees of the Trust are Judy Lenkin Lerner, Edward Lenkin and Tom Bowersox (collectively, the “Trustees”).

MLTM is principally engaged in the business of managing investments. The Trust is not actively engaged in any business, other than managing MLTM.

The principal business address of the Reporting Persons, the Trust, Judy Lenkin Lerner and Edward Lenkin is 4922A St. Elmo Ave., Bethesda, MD 20814. The principal business address of Tom Bowersox is 4709 Montgomery Lane, Bethesda, MD 20814.

Judy Lenkin Lerner is not presently employed. Eward Lenkin is an investor and real estate manager with the Lenkin Company Management, a real estate management firm with its principal business address at 3140 Wisconsin Ave. NW, Washington, DC 20016. Tom Bowersox is Vice President of Shreve Bowersox, P.C., an accounting firm with its principal business address at 4709 Montgomery Lane, Bethesda, MD 20814. Each of the Trustees is a citizen of the United States.

During the last five years, none of the Reporting Persons nor the Trustees has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or such Trustee became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On August 24, 2012, MLTM purchased one of the Issuer’s 8.0% convertible promissory notes (the “Notes”) in the original principal amount of $1,463,443.30 which is initially convertible into 3,658,609 shares of Common Stock, and an associated warrant to purchase 3,658,609 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and associated warrant. MLTM converted the aggregate principal amount outstanding, together with all accrued and unpaid interest, under the Issuer’s demand promissory note which was issued by the Issuer to MLTM pursuant to the Memorandum of Understanding dated April 25, 2012, among the Issuer, MLTM and certain other investors. The total amount of funds used by MLTM to purchase such demand promissory note was $1,426,667.00. Such funds were provided by the personal funds of MLTM.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock and other securities reported in this Schedule 13D for investment purposes.

Pursuant to the Note Purchase Agreement dated as of August 24, 2012 (the “Note Purchase Agreement”), among the Issuer, Samuel G. Rose, MLTM, Edward Lenkin, Judy Lenkin Lerner and Allen Kronstadt (collectively, the “Investors”), (i) MLTM and the other Investors may acquire additional Notes and associated warrants of the Issuer, and (ii) MLTM and the other Investors have the right to designate two nominees to be appointed to the Issuer’s board of directors to fill open directorships and, if the Investors purchase an aggregate principal amount of $5,000,000.00 of additional Notes of the Issuer, the Issuer’s board of directors will create one new directorship and the Investors will have the right to designate one nominee to be appointed by the Issuer’s board of directors to fill such newly created directorship.

The Reporting Persons intend to review on a continuing basis their investments in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Item 5.	Interest in Securities of the Issuer.

I. MLTM

(a)	As of the date of this Schedule 13D, MLTM may be deemed to beneficially own an aggregate of 7,317,218 shares of Common Stock, including (i) 3,658,609 shares of Common Stock issuable to MLTM upon conversion of the Note held by MLTM, and (ii) 3,658,609 shares of Common Stock issuable to MLTM upon exercise of the Issuer’s warrant to purchase Common Stock held by MLTM, , which in the aggregate represents approximately 21.8% of the Common Stock outstanding as of August 27, 2012.

Page 5 of 10 Pages

(b)	MLTM shares with the Trust the power to vote or direct the vote of, and to dispose or direct the disposition of, 7,317,218 shares of Common Stock.

(c)	During the 60 days immediately preceding the date of this Schedule 13D, MLTM effected the following transactions in the securities of the Issuer:

On August 24, 2012, pursuant to the Note Purchase Agreement, MLTM purchased one of the Issuer’s Notes in the original principal amount of $1,463,443.30 which is initially convertible into 3,658,609 shares of Common Stock, and an associated warrant to purchase 3,658,609 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and associated warrant.

(d)	The members of MLTM, including the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, and none of such membership interests, other than the membership interests held by the Trust, relates to more than five percent of the Common Stock.

II. Trust

(a)	As of the date of this Schedule 13D, the Trust may be deemed to beneficially own an aggregate of 6,585,496 shares of Common Stock, including (i) 3,292,748 shares of Common Stock issuable to MLTM upon conversion of the Note held by MLTM, and (ii) 3,292,748 shares of Common Stock issuable to MLTM upon exercise of the Issuer’s warrant to purchase Common Stock held by MLTM, which in the aggregate represents approximately 20.1% of the Common Stock outstanding as of August 27, 2012. The Trust disclaims beneficial ownership of the shares of Common Stock to the extent that it does not have a pecuniary interest in such shares of Common Stock. As of the date of the filing of this Schedule 13D, the Trust holds a 90% pecuniary interest in the investment by MLTM in the Issuer.

(b)	The Trust shares with MLTM the power to vote or direct the vote of, and to dispose or direct the disposition of, 7,317,218 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

(d)	The information set forth in subpart (d) of Item 5(I) is incorporated by reference herein.

Page 6 of 10 Pages

III. Judy Lenkin Lerner

(a)	Judy Lenkin Lerner beneficially owns, through the Judy Lenkin Lerner Revocable Trust (the “Lerner Trust”), 929,308 shares of Common Stock, including (i) 256,445 of Common Stock issuable to the Lerner Trust upon conversion of the Note held by the Lerner Trust, (ii) 256,445 shares of Common Stock issuable to the Lerner Trust upon exercise of the Issuer’s warrant to purchase Common Stock held by the Lerner Trust, (iii) 25,000 shares of the Issuer’s 10% convertible preferred stock convertible into 250,000 shares of Common Stock, (iv) warrants to purchase 125,000 shares of Common Stock, and (v) 41,418 shares of Common Stock, which in the aggregate represents approximately 3.4% of the Common Stock outstanding as of August 27, 2012.

(b)	Judy Lenkin Lerner has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 929,308 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

On June 30, 2012, the Lerner Trust received 13,339 shares of restricted Common Stock from the Issuer as a dividend on the 10% convertible preferred stock held by the Lerner Trust.

(d)	Not applicable.

IV. Edward Lenkin

(a)	Edward Lenkin beneficially owns 718,046 shares of Common Stock, including (i) 359,023 of Common Stock issuable to Edward Lenkin upon conversion of the Note held by Edward Lenkin, and (ii) 359,023 shares of Common Stock issuable to Edward Lenkin upon exercise of the Issuer’s warrant to purchase Common Stock held by Edward Lenkin, which in the aggregate represents approximately 2.7% of the Common Stock outstanding as of August 27, 2012.

(b)	Edward Lenkin has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 718,046 shares of Common Stock.

(c)	The information set forth in subpart (c) of Item 5(I) is incorporated by reference herein.

(d)	Not applicable.

V. Tom Bowersox

(a)	Tom Bowersox does not beneficially own any Common Stock.

Page 7 of 10 Pages

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 3, 2011, the Issuer and the Lerner Trust entered into a Subscription Agreement, pursuant to which the Issuer issued and sold to the Reporting Persons 25,000 shares of its 10% convertible preferred stock, convertible by the Lerner Trust at any time into 250,000 shares of Common Stock.  The holders of the Preferred Stock are entitled to receive dividends at the rate of ten percent (10%) per annum payable quarterly.

On March 6, 2012, the Issuer issued the Lerner Trust Warrant No. 232 to Purchase Shares of Common Stock, No Par Value, representing the right to purchase 125,000 shares of Common Stock.

Pursuant to the Note Purchase Agreement, the Issuer issued and sold to the Investors an aggregate principal amount of $5,128,519.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 12,821,302 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, the Issuer issued and sold to MLTM a Note in the original principal amount of $1,463,443.30 which is initially convertible into 3,658,609 shares of Common Stock, and an associated warrant to purchase 3,658,609 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and such warrant.

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the Investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

The Reporting Persons are parties to that certain Joint Filing Agreement dated as of September 4, 2012.

Page 8 of 10 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1. Note Purchase Agreement dated as of August 24, 2012, among the Issuer and the Investors (included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 2. Security Agreement dated as of August 24, 2012, among the Issuer, Axion International, Inc. and the Investors (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 3. Registration Rights Agreement dated as of August 24, 2012, among the Issuer and the Investors (included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 4. 8.0% Convertible Promissory Note issued by the Issuer in favor of MLTM Lending, LLC or registered assigns on August 24, 2012

Exhibit 5. Warrant to Purchase Common Stock issued by the Issuer in favor of MLTM Lending, LLC or its permitted assigns on August 24, 2012

Exhibit 99.1 Joint Filing Agreement dated as of September 4, 2012, between MLTM Lending, LLC and the ML Dynasty Trust

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2012

MLTM Lending, LLC

By:	TM Investments, LP,
its administrative member

By:	CF Holdings, Inc.,
its general partner

By:	/s/ Melvin Lenkin
Name:	Melvin Lenkin
Title:	President

ML Dynasty Trust

By:	/s/ Tom Bowersox
Name:	Tom Bowersox
Title:	Trustee

Page 10 of 10 Pages